EXHIBIT B
June 12, 2007
Board of Directors
Twin Disc, Inc.
1328 Racine St.
Racine, WI 53403
To the Board of Directors:
As of March 31, 2007 Clarus Capital Group Management LP beneficially owned over 370,000 common shares of Twin Disc, Inc. (“TWIN”) and we believe we are the company’s second largest shareholder. We have been investors in the company for over three years and commend TWIN’s management for the company’s dramatic operational improvements. However, despite the stock’s recent strength, we believe TWIN’s stock remains significantly undervalued and that you should consider several initiatives which would easily create additional shareholder value, without jeopardizing the company’s long-term objectives. On multiple occasions we have expressed these suggestions to management, but our suggestions have in general been (politely) rejected. As a result, we felt it was appropriate to bring our concerns to the company’s Board of Directors (the “Board”).
The basis of our frustration is our belief that TWIN is a publicly traded company that in many ways operates like a privately held company. Consequently, the company does a major disservice to its shareholders (the true owners of the company) by not making itself investor friendly and by failing to utilize an appropriate capital structure.
Our concern that the company is not investor friendly is based on the fact that despite its $375 million market capitalization, TWIN is a highly illiquid stock with no analyst coverage. TWIN’s management does not hold earnings calls and rarely visits investors or participates in conferences. TWIN is an amazing company with bright prospects and a strong management team. We fail to understand why management wants to keep this a secret.
Our concern about TWIN’s balance sheet is that the company is inappropriately capitalized since the company utilizes very little debt. As a result, shareholders fail to benefit from the tax advantages and increased ROE that a prudent and appropriate level of debt would provide.
In order to address the above problems, we strongly encourage the company to:
1)	Implement a stock split, which would increase the stock’s liquidity. There are many institutions who like to buy TWIN’s stock, but can not due to its illiquidity. A split would also address the significant (and needless) volatility in TWIN’s stock price which scares away many investors. We see no downside to implementing a stock split and frankly were gravely disappointed that a split was not approved at the last Board meeting.

2)	Proactively seek quality analyst coverage to help increase TWIN’s awareness in the investment community. We have introduced the company to several research firms (B. Riley, CJS Securities and CRT) but to date management appears unwilling to embrace the concept of analyst coverage. This is shocking because most publicly traded companies are starving for research coverage, with some even going so far as to pay for it. We believe management’s reluctance to embrace analyst coverage is based on its: (a) concern that it would have to divulge confidential or proprietary information such as profitability by segments and (b) reluctance to conduct investor meetings arranged by the research firms. If true, both of these excuses are naïve and completely unacceptable. First of all, TWIN would never have to divulge proprietary information to a research firm nor would TWIN have to provide earnings guidance. Regarding management’s reluctance to travel to meet with investors, we believe management must be reminded that part of its responsibility as a publicly traded company is to visit existing and potential investors. While we don’t want investor relations to distract management from running its business, there is a happy medium that all public companies must find between operating their business and communicating with the investment community.

3)	Begin conducting quarterly earnings calls, which is common practice for most companies of TWIN’s size. Even if participation in these calls is low initially, holding these calls will send the appropriate message that management is willing to communicate with the investment community.

4)	Increase the company’s utilization of debt. As TWIN’s second largest shareholder, we would never want the company to be overleveraged. However, given the company’s current capitalization, we believe the company could easily utilize additional debt without jeopardizing its ability to finance acquisitions, expand capacity or weather a downturn in its business. We don’t how (or even if) the Board assesses TWIN’s capital structure, but we note that TWIN’s various leverage ratios are very low and given the company strong outlook, we expect these already very healthy ratios to improve in coming quarters. TWIN has been and remains one of the least leveraged companies among its peers. Consequently, TWIN has one of the lowest ROEs and least tax efficient capital structures. We feel very strongly about this suggestion and can not think of a justifiable explanation as to why TWIN’s capital structure continues to be so inappropriate. We would consider the Board’s failure to address this situation to be a gross dereliction of its fiduciary responsibility. We would strongly encourage you to seek the advice of a prominent investment bank to help determine what the appropriate capital structure for TWIN should be.

5)	Significantly increase the quarterly cash dividend. TWIN’s dividend yield is meaningfully lower than most of its peers’ and increasing the dividend would heighten investor awareness and partially help address TWIN’s over capitalization. We would also strongly urge you to consider a one time special dividend to help the company achieve a more optimal capital structure.
We hope you appreciate the constructive spirit under which we are writing this letter. As significant TWIN shareholders we are highly motivated to ensure the company’s long term success. We have patiently attempted to convince management to address the concerns mentioned above, but to date have seen little progress. Our patience is running out and as a result, we have elected to bring our concerns to the Board, as part of our first (and hopefully last) step to ensure that all shareholders’ interests are being addressed. As directors, you have a fiduciary responsibility to enhance shareholder value and we hope you do not take this responsibility lightly.
We (disappointing) note that many of TWIN’s Board members own very little stock in the company. This is especially surprising considering how many years some of you have served on the Board and how much you have been paid by TWIN shareholders for your services. A lack of outright stock ownership often means directors have little incentive to ensure that shareholder value is being maximized....we hope that is not the case here.
We have extensively analyzed TWIN and provided you several well researched and easy to implement suggestions. To summarize, we believe that if TWIN wants to remain a publicly traded company, it should start acting more like as a publicly traded company by being more investor friendly and by utilizing a more efficient capital structure. If management is not interested in acting like a public company, TWIN should put itself up for sale in an effort to maximize shareholder value. We believe there are many parties who would be interested in acquiring TWIN at a significant premium to its current stock price.
Please note that we have elected to keep this communication private and hope to work with you in a constructive and friendly manner to improve TWIN for the benefit of all shareholders. We understand you have a Board meeting in a few weeks and we hope this letter will encourage some discussion prior to that meeting so that the Board can take tangible actions at the upcoming meeting. We look forward to hearing from you and can be reached at 212-808-7330.
Sincerely,
Ephraim Fields